May 23, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kyle Wiley
Jeff Kauten

Re:	ZOOZ Power Ltd.
Registration Statement on Form F-1
Filed May 8, 2024
File No. 333- 279223

Ladies and Gentlemen:

This letter is submitted on behalf of ZOOZ Power Ltd. (the “Company” or “ZOOZ”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 17, 2024 (the “Comment Letter”) regarding the Company’s Registration Statement on Form F-1 filed with the Commission on May 8, 2024 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing an amendment to the Registration Statement (“Amendment No. 1”), to address the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in italic type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No. 1 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-1 filed on May 8, 2024

Cover Page

1.	For each of the ordinary shares being registered for resale, disclose the price that the selling securityholders paid for such ordinary shares.

The Company acknowledges the Staff’s comment, and the Company has revised the cover page of Amendment No. 1 to include disclosure of the price the selling securityholders paid for such ordinary shares.

2.	Disclose the exercise price(s) of the warrants compared to the market price of the underlying security. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

The Company acknowledges the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see the cover page and pages 4, 6 and 7 of Amendment No. 1. The Company has not added the disclosure to the use of proceeds section because the company respectfully notes that the shares being registered for resale are not shares underlying warrants.

3.	We note the significant number of redemptions of your Public Shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that most of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the ordinary shares.

The Company acknowledges the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see the cover page of Amendment No. 1.

Risk Factors, page 6

4.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

The Company acknowledges the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see pages 6 and 7 of Amendment No. 1.

Incorporation by Reference, page 45

5.	It appears that you do not meet the eligibility requirements to be able to incorporate by reference. Please note that in order to be able to incorporate by reference, registrants nor any of their predecessors must not have been a blank check company as defined in Rule 419(a)(2) during the past three years. Refer to General Instruction VI.D of Form F-1. Please revise or advise.

The Company respectfully acknowledges the Staff’s comment. The Company notes that the definition of “blank check company” in Rule 419(a)(2) includes “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. . . .” The Company respectfully notes that on April 4, 2024 (the “Closing Date”), Keyarch Acquisition Corporation, a Cayman Islands exempted company (“Keyarch”), and the Company, a limited liability company organized under the laws of the State of Israel, consummated (the “Closing”) their previously announced business combination (the “Business Combination”), pursuant to that certain Business Combination Agreement, dated as of July 30, 2023 (as amended on February 9, 2024, March 8, 2024 and March 15, 2024, the “Business Combination Agreement”), by and among Keyarch, ZOOZ, ZOOZ Power Cayman, a Cayman Islands exempted company and a direct, wholly owned subsidiary of ZOOZ (“Merger Sub”), Keyarch Global Sponsor Limited, a Cayman Islands exempted company (the “Sponsor”), in the capacity as representative of specified shareholders of Keyarch after the effective time of the Business Combination, and, by a joinder agreement, Dan Weintraub in the capacity as representative of the pre-Closing shareholders of ZOOZ after the effective time of the Business Combination. Pursuant to the Closing, Keyarch became a direct, wholly-owned subsidiary of the Company.

For the reasons described below, the Company does not believe it meets the definition of “blank check company”. ZOOZ develops, produces, markets and sells energy storage systems based on storing kinetic energy in flywheels for ultra-fast charging of electric vehicles. The Company was founded in 2013 as a private company under the framework of the Israel Innovation Authority, focused on developing a new concept of flywheel. Prior to the Business Combination, ZOOZ was and continues to be a publicly traded company in Israel and its ordinary shares are traded on the Tel Aviv Stock Exchange. In connection with the Business Combination, ZOOZ became a new registrant and filed a Registration Statement on Form F-4 (the “Form F-4”), to register the issuance of its ordinary shares in the Business Combination to the holders of shares of capital stock of Keyarch. At the time of the filing of the Form F-4, ZOOZ became an SEC reporting company and received its own CIK number and Commission File Number under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, ZOOZ has been considered the accounting acquirer, and the Business Combination is being accounted for as a recapitalization of ZOOZ. ZOOZ is the registrant for purposes of the Registration Statement, and Keyarch is not its predecessor for (i) SEC reporting purposes as mentioned above (i.e., ZOOZ has its own CIK number and Commission File Number under the Exchange Act, independent of Keyarch), (ii) Nasdaq listing purposes (i.e., ZOOZ had to file an initial listing application) or (iii) accounting purposes (as explained in the previous sentence). Therefore, the Company believes that ZOOZ meets the eligibility requirements to be able to incorporate by reference under Form F-1.

General

6.

Revise your prospectus to disclose the price that each selling securityholder paid for the ordinary shares being registered for resale. Highlight any differences in the current trading price, the prices that the sponsor or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

The Company acknowledges the Staff’s comment. We have revised the disclosure in response to the Staff’s comment. Please see the cover page and pages 6 and 7 of Amendment No. 1.

7.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the ordinary shares, expand your discussion of capital resources in the MD&A section to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

The Company acknowledges the Staff’s comment. The Company respectfully directs the Staff to the Company’s response to Comment No. 5 above regarding incorporation by reference. In light of the above, and given the fact that the Company is incorporating by reference the MD&A section from the Company’s Annual Report on Form 20-F, filed on April 30, 2024, and not including a separate MD&A in the Registration Statement, the Company undertakes to add the disclosure called for by this comment in its next periodic filing that includes an MD&A section. The Company believes that the other changes in response to the Staff’s comments set forth in Amendment No. 1 identify and describe the information that the Company has agreed to disclosed in the MD&A section in future periodic filings.

We believe that this letter fully responds to your questions and/or comments. However, if you have any further questions or comments regarding the foregoing, please feel free to contact outside counsel to the Company, Steven M. Skolnick, Esq. of Lowenstein Sandler, LLP, at (973) 597-2476.

Very truly yours,

/s/ Boaz Weizer
Boaz Weizer Chief Executive Officer ZOOZ Power Ltd.

cc:	Steven M. Skolnick, Esq., Lowenstein Sandler, LLP Alexander E. Dinur, Esq., Lowenstein Sandler, LLP.